UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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
                                      ITT Corporation
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             (Exact Name of Registrant as Specified in Its Charter)

                    Indiana                                         13-5158950
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    (State of Incorporation or Organization)           (I.R.S. Employer Identification No.)

    Four West Red Oak Lane, White Plains, NY                          10604
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    (Address of Principal Executive Offices)                        (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

              Title of Each Class                         Name of Each Exchange on Which
              to be so Registered                         Each Class is to be Registered


Common Stock, $1 par value                         New York Stock Exchange
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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]


Securities  Act  registration  statement file number to which this form relates:____________ (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
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                                (Title of Class)

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                                (Title of Class)

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                 INFORMATION REQUITED IN REGISTRATION STATEMENT



Item 1. Description of Registrant's Securities to be Registered.

        Effective December 20, 1995, ITT Corporation became the successor pursuant to a statutory merger of ITT Industries, Inc. into ITT Corporation. Pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, ITT Corporation, as successor issuer, is deemed to have common stock registered under Section 12(b) of the Securities Exchange Act of 1934. We are filing this amendment no. 1 to the registration statement on Form 8-A to update the description of our common stock in connection with the registration of shares of our common stock pursuant to ITT Corporation Amended and Restated 2003 Equity Incentive Plan.

                           DESCRIPTION OF COMMON STOCK

        General

        The following is a description of our common stock. This description is not complete, and we qualify this description by referring to our restated articles of incorporation, our amended by-laws, which we incorporate by reference in this Form 8-A/A, and the laws of the state of Indiana.

        Our restated articles of incorporation authorize us to issue 500,000,000 shares of common stock, par value $1 per share, and 50,000,000 shares of preferred stock, without par value.

        Dividend Rights

        Under our restated articles of incorporation, holders of our common stock are entitled to receive any dividends our board of directors may declare on the common stock, subject to the prior rights of the preferred stock. The board of directors may declare dividends from funds legally available for this purpose.

        Voting Rights

        Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by shareholders. Our restated articles of incorporation do not provide for cumulative voting. This could prevent directors from being elected by a relatively small group of shareholders.

        The holders of our preferred stock do not have the right to vote, except as our board of directors establishes, or as provided in our restated articles of incorporation or as determined by state law.

        Liquidation Rights

        After provision for payment of creditors and after payment of any liquidation preferences to holders of the preferred stock, if we liquidate, dissolve or are wound up, whether this is voluntary or not, the holders of our common stock will be entitled to receive on a pro rata basis all assets remaining.


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        Other Rights

        Our common stock is not liable to further calls or assessment. The holders of our common stock are not currently entitled to subscribe for or purchase additional shares of our capital stock. Our common stock is not subject to redemption and does not have any conversion or sinking fund provisions.

        Effects on Our Common Stock if We Issue Preferred Stock

        Our board of directors has the authority, without further action by shareholders, to issue up to 50,000,000 shares of preferred stock in one or more series. The board of directors has the authority to determine the terms of each series of preferred stock, within the limits of the restated articles of incorporation and the laws of the state of Indiana. These terms include the number of shares in a series, the consideration, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights, if any.

        If we issue preferred stock, it may negatively affect the holders of our common stock. These possible negative effects include the following:

        o    diluting the voting power of shares of our common stock;

        o    affecting the market price of our common stock;

        o    delaying or preventing a change in control of ITT Corporation;

        o    making removal of our present management more difficult; or

        o    restricting dividends and other distributions on our common stock.

      PROVISIONS OF OUR RESTATED ARTICLES OF INCORPORATION AND BY-LAWS THAT
                   COULD DELAY OR PREVENT A CHANGE IN CONTROL

        Certain provisions of our restated articles of incorporation and by-laws may delay or make more difficult unsolicited acquisitions or changes of control of ITT Corporation. We believe that such provisions will enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of ITT Corporation and our shareholders. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of ITT Corporation, although a majority of our shareholders might consider such proposals, if made, desirable. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors. These provisions include:

        o the availability of capital stock for issuance from time to time at the discretion of our board of directors;

        o the ability of our board of directors to increase the size of the board and to appoint directors to fill newly-created directorships;

        o prohibitions against shareholders calling a special meeting of shareholders; and


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        o    requirements for advance notice for raising business or making nominations at shareholders' meetings.

        Authorized But Unissued Capital Stock

        The authorized but unissued shares of our common stock and preferred stock will be available for future issuance without shareholder approval. Indiana law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply to us so long as our common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. We may issue these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

        Our board may be able to issue shares of unissued and unreserved common or preferred stock to persons friendly to current management. This issuance may render more difficult or discourage an attempt to obtain control of ITT Corporation by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. This could possibly deprive our shareholders of opportunities to sell their shares of our stock at prices higher than prevailing market prices. Our board could also use these shares to dilute the ownership of persons seeking to obtain control of the company.

        Number of Directors; Filling of Vacancies

        Our by-laws provide that the board of directors will have at least 3 and at most 25 directors. The size of the board may be changed by a majority vote of the board of directors or by the affirmative vote of holders of a majority of all outstanding shares entitled to vote generally in the election of directors. A majority of the board determines the exact number of directors at any given time. The board fills any new directorships it creates and any vacancies, subject to the requirement provided in the by-laws that the majority of directors holding office immediately after such election be independent directors, as defined in the by-laws. Accordingly, our board may be able to prevent any shareholder from obtaining majority representation on the board by increasing the size of the board and filling the newly-created directorships with its own nominees.

        Special Meetings

        Our restated articles of incorporation and by-laws provide that only the chairman of the board or a majority of our board may call a special meeting of shareholders. This provision may delay or prevent a shareholder from removing a director from the board or from gaining control of the board.

        Advance Notice Provisions

        Our by-laws require that for a shareholder to nominate a director or bring other business before an annual meeting, the shareholder must give written notice, in proper form, to the Secretary of ITT Corporation not less than 120 days prior to the date corresponding to the date on which we first mailed our proxy materials for the prior year's annual meeting.

        Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary of ITT Corporation prior to a meeting at which directors are to be elected will be eligible for election as directors of ITT Corporation. The notice of any nomination for election as a director must set forth:


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        o    the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

        o a representation that the shareholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

        o a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination or nominations are to be made by the shareholder;

        o such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by our board;

        o    the consent of each nominee to serve as a director if so elected;
             and

        o if the shareholder intends to solicit proxies in support of such shareholder's nominee(s), a representation to that effect.

        Our by-laws limit the business that may be conducted at a special meeting to the purposes stated in the notice of the meeting.

        These advance notice provisions may delay a person from bringing matters before a shareholder meeting. The provisions may provide enough time for us to begin litigation or take other steps to respond to these matters, or to prevent them from being acted upon, if we find it desirable.

             PROVISIONS OF INDIANA LAW THAT COULD DELAY OR PREVENT A
                                CHANGE IN CONTROL

        The Indiana Business Corporation Law, which we refer to herein as the "IBCL," applies to us as an Indiana corporation. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control of ITT Corporation. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

        Indiana Control Share Acquisition Law

        We are subject to the provisions of the Indiana control share acquisition law. This law is designed to protect minority shareholders in the event that a person acquires or proposes to acquire shares of voting stock in excess of certain voting power thresholds. These thresholds are 20%, 33?% and 50% of voting power.

        The acquiring person cannot vote the shares it acquired in the transaction resulting in the person exceeding one of the thresholds, unless a majority of the shares held by persons who are not interested in the transaction approves of such voting power. Shares held by the acquiring person, officers and inside directors are excluded from the vote. If the acquiring person so requests and complies with other requirements, we must hold a special meeting within 50 days of receiving an information statement from the acquiring person for the shareholders to vote on this matter. In the event that the shareholders accord


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shares acquired in the control share acquisition full voting rights and those shares give the acquiring person a majority or more of all voting power, all shareholders will receive dissenters' rights to receive the fair value of their shares.

        Establishment of Procedures to Regulate Changes in Control

        Indiana law specifically provides that a corporation may establish procedures to regulate transactions that would result in a change in control of the corporation. These procedures may be established in the original articles of incorporation or by-laws, by an amendment to the articles of incorporation or, notwithstanding the fact that a vote of the shareholders would otherwise be required by any other provision of the IBCL or the articles of incorporation, by an amendment to the by-laws.

        Indiana Business Combination Law

        We are also subject to the Indiana business combination law. This law prohibits us from engaging in certain business combinations with a person who owns 10% or more of our outstanding voting stock for a five-year period after the person acquires the shares. This prohibition does not apply if our board of directors approved of the business combination or the acquisition of our shares before the person acquired 10% of the shares. After the five-year period, we could engage in a business combination with the person if a majority of our outstanding voting stock, excluding shares owned by the person, approves, or if the business combination meets minimum price requirements.

        Directors' Duties

        Indiana law specifically authorizes directors, in considering the best interest of a corporation, to consider both the long term and short term interests of the corporation. They may take into account the effects of any action on shareholders, employees, suppliers and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. The directors are permitted to weigh these factors as they deem appropriate and are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation.

        Under Indiana law, directors are not required to approve a proposed business combination or other corporate action if they determine in good faith that the action is not in the best interests of the corporation. In addition, Indiana law states that directors are not required to take or decline to take any action solely because of the effect such action or inaction might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control.

        Indiana law explicitly provides that the different or higher degree of scrutiny imposed in Delaware and some other jurisdictions relating to director actions taken in response to potential changes in control does not apply.


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Item 2. Exhibits

      3.1 ITT Corporation's Restated Articles of Incorporation, effective as of May 14, 2008, Incorporated by reference to
                    Exhibit 3.1 of Item No. 9.01 to ITT Corporation's Form 8-K, dated May 14, 2008 (CIK No. 216228, File No. 1-5672).

      3.2 ITT Corporation's By-laws, as amended May 13, 2008, Incorporated by reference to Exhibit 3.2 of Item No. 9.01 to ITT Corporation's Form 8-K, dated May 14, 2008 (CIK No. 216228, File No. 1-5672).


                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     (Registrant)  ITT CORPORATION
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Date May 15, 2008
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By   /s/  Kathleen S. Stolar, Esq
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     Name:   Kathleen S. Stolar, Esq.
     Title:  Vice President, Secretary and
             Associate General Counsel


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                                  EXHIBIT INDEX

    Number                               Description

      3.1 ITT Corporation's Restated Articles of Incorporation, effective as of May 14, 2008, Incorporated by reference to
                    Exhibit 3.1 of Item No. 9.01 to ITT Corporation's Form 8-K, dated May 14, 2008 (CIK No. 216228, File No. 1-5672).

      3.2 ITT Corporation's By-laws, as amended May 13, 2008, Incorporated by reference to Exhibit 3.2 of Item No. 9.01 to ITT Corporation's Form 8-K, dated May 14, 2008 (CIK No. 216228, File No. 1-5672).



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